

September 2, 2014

Via E-mail
T. Randy Stevens
Chief Executive Officer
First Farmers and Merchants Corporation
816 South Garden Street
Columbia, TN 38402-1148

Re: First Farmers and Merchants Corporation
Form 10-K for Fiscal Period Ended December 31, 2013
Filed March 5, 2014
File No. 000-10972

Dear Mr. Stevens:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Financial Statements
Report of Independent Registered Public Accounting Firm, page 3

1. The audit opinion of the Report of Independent Registered Public Accounting Firm is dated March 6, 2014. However, the Form 10-K report for the period ended December 31, 2013 was filed on March 5, 2014. Please amend your most recent financial statements to include a properly dated audit opinion of your independent accountant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3751 you have any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief